                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               SPARTA FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   846573-30-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Gary S. Kohler, Vice President, Okabena Investment Services, Inc.
                  5140 Norwest Center, 90 South Seventh Street
                           Minneapolis, MN 55402-4139
                                 (612) 339-7151
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                FEBRUARY 2, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE:  THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D
       OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No.
413947102
--------------------------------------------------------------------------------


     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          OKABENA PARTNERSHIP K, a Minnesota General Partnership
          Federal I.D. No. 41-1642281
________________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [   ]
                                                            (b)       [ X ]
________________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds
          WC
________________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [     ]
          N/A
________________________________________________________________________________
     (6)  Citizenship or Place of Organization
          MINNESOTA
________________________________________________________________________________
  Number of          (7)     Sole Voting Power         1,200,000 shares; 16.52%
Shares Bene-         -----------------------------------------------------------
  ficially           (8)     Shared Voting Power       N/A
  Owned by           -----------------------------------------------------------
Each Report-         (9)     Sole Dispositive Power    1,200,000 shares; 16.52%
 ing Person          -----------------------------------------------------------
 With                (10)    Shared Dispositive Power  N/A
________________________________________________________________________________
     (11)            Aggregate Amount Beneficially Owned by Each Reporting
                     Person 1,200,000 shares; 16.52%
________________________________________________________________________________
     (12)            Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                              [  ]
                     N/A
________________________________________________________________________________
     (13)            Percent of Class Represented by Amount in Row (11)
                     16.52%
________________________________________________________________________________
     (14)            Type of Reporting Person (See Instructions)
                     PN

                               Page 2 of 4 pages

ITEM 1.              SECURITY AND ISSUER

Common Stock.

Sparta Foods, Inc.
2570 Kasota Avenue
St. Paul, MN 55108-1505


ITEM 2.              IDENTITY AND BACKGROUND

Okabena Partnership K,
a Minnesota general partnership
Principal business is investment
Principal business and office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139

Item 2 (d) - N/A
Item 2 (e) - N/A

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital

ITEM 4.              PURPOSE OF TRANSACTION

For investment.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

In a private transaction effected through John G. Kinnard & Company Incorporated, Agent for the Issuer, the Reporting Person acquired on February 2, 1996, 600,000 Units at $.50 per Unit, each Unit consisting of one (1) share of common stock and one (1) warrant (presently exercisable through February 2, 1999) to purchase one (1) share of common stock at $.75 per share.


ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
WITH                 RESPECT TO THE SECURITIES OF THE ISSUER

None.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

None.

Note: Items 2 through 4 above provide information on Okabena Partnership K. For information concerning each of the general partners thereof, see "Attachment A".


                                Page 3 of 4 pages

                                    SIGNATURE

                         After reasonable inquiry and to the best of his
knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:February 9, 1996                   OKABENA PARTNERSHIP K

                                        By: Okabena Investment Services, Inc.
                                        Its: Managing Partner



                                        By:  /s/ Gary S. Kohler
                                             -----------------------------------
                                             Gary S. Kohler, Vice President

                                Page 4 of 4 pages

                                 ATTACHMENT A

ITEM 2.  IDENTITY AND BACKGROUND

    Set forth below is a list of the partners of Okabena Partnership K and their respective occupations. The business address for each partner is c/o Okabena Company, 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139. The answer to Item 2 (d) and (e) for each partner is negative. Each partner who is a natural person is a United States Citizen.

     NAME OF PARTNER                                    OCCUPATION
     ---------------                                    ----------
1.   ORCHARD TRUST U/A 5-27-70                          N/A
     LJD, END, RJD, JWD TRUSTEES

2.   DCD MARITAL ELECT. INC. TRUST                      N/A

3.   EDWARD N. DAYTON REVOCABLE TRUST                   Private Investor

4.   EDWARD N. DAYTON EXEMPTION TRUST                   N/A

5.   SHERRY ANN DAYTON                                  Private Investor

6.   CHRISTOPHER B. DAYTON REV. TR.                     Private Investor

7.   END TRUST FOR CHRISTOPHER                          N/A

8.   CHRISTOPHER B. DAYTON EXCL. TR.                    N/A

9.   MARTHA B. DAYTON REVOCABLE TR.                     N/A

10.  END TRUST FOR MARTHA                               N/A

11.  MARTHA B. DAYTON EXCLUSION TR.                     N/A

12.  MICHAEL K. DAYTON REVOCABLE TR.                    Private Investor

13.  END TRUST FOR MICHAEL                              N/A

14.  MICHAEL K. DAYTON EXCLUSION TR.                    N/A

15.  ROBERT J. DAYTON REVOCABLE TR.                     Chief Executive
                                                        Officer (Private
                                                        Investment Company)

16,  ROBERT J. DAYTON TRUST                             N/A

17.  ROBERT J. DAYTON EXEMPTION TR.                     N/A

18.  JOAN L. DAYTON REVOCABLE TRUST                     Private Investor

19.  JAMES G. DAYTON                                    Architect

20.  RJD TRUST FOR JAMES                                N/A

21.  JAMES G. DAYTON EXCLUSION TR.                      N/A

22.  TOBIN J. DAYTON                                    Environmentalist

23.  RJD TRUST FOR TOBIN                                N/A

24.  TJD EXCLUSION TRUST                                N/A

25.  MAE F. DAYTON                                      Research Development
                                                        Director

26.  SCOTT N. DAYTON                                    Retailer

27.  RJD TRUST FOR SCOTT                                N/A

28.  SCOTT N. DAYTON EXCLUSION TR.                      N/A

29.  JOHN W. DAYTON EXEMPTION TRUST                     N/A

30.  CHADWICK L. DAYTON                                 Student

31.  CHADWICK L. DAYTON TRUST                           N/A

32.  CHADWICK L. DAYTON EXCLUS. TR.                     N/A

33.  WHITNEY L. DAYTON                                  Student

34.  WHITNEY LOHER DAYTON TRUST                         N/A

35.  WHITNEY L. DAYTON EXCLUSION TR.                     N/A

36.  VIRGINIA Y. DAYTON REVOC. TR.                      Private Investor

37.  VIRGINIA Y. DAYTON TERM. TRUST                     N/A

38.  MARK B. DAYTON                                     State Auditor
                                                        State of Minnesota

39.  BRANDT N. DAYTON                                   President,
                                                        Brandt N. Dayton & Co.
                                                        (Art Dealer)

40.  END 1978 FAMILY TRUST                              N/A

41.  BBD 1966 Trust for BND                             N/A

42.  CHRISTIAN B. DAYTON                                Therapist

43.  MARINA B. DAYTON                                   Minor

44.  MARINA BLISS DAYTON TRUST                          N/A

45.  ALEXANDER B. DAYTON                                Minor

46.  ALEXANDER B. DAYTON TRUST                          N/A

47.  LUCY B. DAYTON                                     Veterinarian

48.  LBD 1985 FAMILY TRUST                              N/A

49.  BBD 1966 TRUST FOR LBD                             N/A

50.  LUCY B. DAYTON 1990 TERM TRUST                     N/A

51.  MARGARET BLISS O'KEEFE                             Minor

52.  MARGARET BLISS O'KEEFE TRUST                       N/A

53.  ANGUS DAYTON O'KEEFE TRUST                         N/A

54,  CATHERINE GREER O'KEEFE TRUST                      N/A

55.  ANNE D. BUXTON                                     Artist

56.  BBD TRUST FOR ADB                                  N/A

57.  ADB & RMB TERM TRUST                               N/A

58.  NICHOLAS SHERMAN BUXTON TRUST                      N/A

59.  HENRY M. BUXTON IRREV. TRUST                       N/A

60.  WALLACE C. DAYTON REVOCABLE TR.                    Private
                                                        Investor

61.  WCD 1978 GRANDCHILDREN'S TRUST                     N/A

62.  MARY LEE DAYTON REVOCABLE TR.                      Private
                                                        Investor

63.  SALLY D. CLEMENT REVOCABLE TR.                     Therapist

64.  1983 SDC CHILDREN'S TRUST                          N/A

65.  SDC-SMC 1985 CHAR. TERM TRUST                      N/A

66.  STEPHEN M. CLEMENT III                             Educator

67.  THEODORE D. CLEMENT                                Minor

68.  THEODORE D. CLEMENT TRUST                          N/A

69.  THEODORE D. CLEMENT EXCLUS. TR.                    N/A

70.  WINSTON W. CLEMENT                                 Minor

71.  WINSTON W. CLEMENT TRUST                           N/A

72.  WINSTON W. CLEMENT EXCLUS. TR.                     N/A

73.  ELLEN D. STURGIS REVOCABLE TR.                     Private
                                                        Investor

74.  EDS 1978 FAMILY TRUST                              N/A

75.  ELLEN 1985 CHAR. TERM TRUST                        N/A

76.  SHELDON S. STURGIS REVOC. TR.                      President,
                                                        ESCO Industries

77.  MATTHEW D. STURGIS                                 Minor

78.  MATTHEW D. STURGIS TRUST                           N/A

79.  MATTHEW D. STURGIS EXCLUS. TR.                     N/A

80.  KATHERINE L. STURGIS                               Private
                                                        Investor

81.  KATHERINE L. STURGIS TRUST                         N/A

82.  KATHERINE L. STURGIS EXCL. TR.                     N/A

83.  ROSAMOND G. STURGIS                                Minor

84.  ROSAMOND G. STURGIS TRUST                          N/A

86.  ROSAMOND G. STURGIS EXCL. TR.                      N/A

87.  KATHERINE D. NIELSEN REVOC. TR.                    Private
                                                        Investor

88.  KDN 1980 FAMILY TRUST                              N/A

89.  KATHERINE 1984 CHAR TERM TRUST                     N/A

90.  STUART A. NIELSEN                                  Artist

91.  SAMUEL D. RICHARDSON                               Minor

92.  SAMUEL D. RICHARDSON TRUST                         N/A

93.  SAMUEL D. RICHARDSON EXCL. TR.                     N/A

94.  OLIVIA MAREN NIELSEN                               Minor

95.  OLIVA M. NIELSEN IRREV. TRUST                      N/A

96.  ELIZABETH D. DOVYDENAS                             Private
                                                        Investor

97.  EDD 1980 FAMILY TRUST                              N/A

98.  JOHN D. DOVYDENAS                                  Minor

99.  JOHN D. DOVYDENAS EXCLUSION TR.                    N/A

100. ELENA L. DOVYDENAS                                 Minor

101. ELENA L. DOVYDENAS EXCLUS. TR.                     N/A

102. K. N. DAYTON REVOCABLE TRUST                       Private
                                                        Investor

103. 1983 OAKLEAF TRUST U/A 11-1-83                     N/A

104. JULIA W. DAYTON REVOCABLE TR.                      Private
                                                        Investor

105. CJ WINTON TRUST U/A 8-1-35                         N/A

106.  JUDSON M. DAYTON REVOCABLE TR.                    Private
                                                        Investor

107. JMD 1985 FAMILY TRUST                              N/A

108. KND 1966 TRUST FOR C & D                           N/A

109. JMD 1985 CHARITABLE TERM TRUST                     N/A

110. EJD 1988 TERM TRUST                                N/A

111. CAROLINE AVERY DAYTON                              Minor

112. CAROLINE AVERY DAYTON TRUST                        N/A

113. CAROLINE A. DAYTON EXCLUS. TR.                     N/A

114. DAVIS WINTON DAYTON TRUST                          N/A

115. DAVIS W. DAYTON EXCLUSION TR.                      N/A

116. DUNCAN N. DAYTON REVOCABLE TR.                     Real Estate
                                                        Developer

117. DND 1990 FAMILY TRUST                              N/A

118. KND 1966 TRUST FOR DND                             N/A

119. DUNCAN N. DAYTON TERM TRUST                        N/A

120. KATHERINE L. KELLY REVOC. TR.                      Private
                                                        Investor

121. DOUGLAS J. DAYTON REVOCABLE TR.                    President, Dade, Inc.
                                                        (Medical Technology)

122. DAVID D. DAYTON REVOCABLE TR.                      Engineer, MTS Systems
                                                        (Engineering Firm)

123. NEWTON FAMILY TRUST                                N/A

124. NEWTON TERM TRUST                                  N/A

125. VANESSA D. DAYTON REVOCABLE TR.                    Pathologist

126. ISAAC N. DAYTON IRREV. TRUST                       N/A

127. CALES F. DAYTON IRREV. TRUST                       N/A

128.  STEVEN J. MELANDER-DAYTON REV.                    Private
                                                        Investor

129. SJMD 1985 FAMILY TRUST                             N/A

130. SJMD 1985 CHAR. TERM TRUST                         N/A

131. A. M. MELANDER-DAYTON TRUST                        N/A

132. D. J. MELANDER-DAYTON TRUST                        N/A

133. JACYLN MELANDER IRREV. TRUST                       N/A

134. ALLISON MELANDER IRREV. TRUST                      N/A

135. BRUCE C. DAYTON REVOCABLE TR.                      Chef

136. PAMELA W. RITZ                                     Private
                                                        Investor

137. MARGOT S. RITZ IRREV. TRUST                        N/A

138. CHARLOTTE A. RITZ IRREV. TRUST                     N/A

139. NICHOLAS J. BRAUN IRREV. TRUST                     N/A

140. CHRISTOPHER D. BRAUN IR. TRUST                     N/A

141. DEEANN L. THOMPSON                                  Specialty Retailer

142. BRUCE C. LUECK                                     President
                                                        (Private Investment
                                                         Company)

143. BRUCE C. LUECK - SERVICE PTNR.                     President
                                                        (Private Investment
                                                         Company)

144. GARY S. KOHLER                                     Vice-President
                                                        (Private Investment
                                                         Company)

145, GARY S. KOHLER-SERVICE PARTNER                     Vice-President
                                                        (Private Investment
                                                         Company)

146. GND 1936 TRUST FOR DCD                              N/A

147. DCD TRUST UNDER WILL                                N/A

148. DCD 1966 CHARITABLE TRUST                           N/A

149. DCD 1967 CHARITABLE TRUST                           N/A

150. EDWARD N. DAYTON TERM TRUST                         N/A

151. ROBERT J. DAYTON TERM TRUST                         N/A

152. JOHN W. DAYTON TERM TRUST                           N/A

153. GBD TRUST FOR BBD                                   N/A

154. GND 1936 TRUST FOR WCD                              N/A

155. GND 1950 TRUST FOR WCD                              N/A

156. GBD TRUST FOR WCD                                   N/A

157. SDC 1986 TERM TRUST                                 N/A

158. SDC 1988 TERM TRUST                                 N/A

159. JOHN D. DOVYDENAS TRUST                             N/A

160. LIUDAS DOVYDENAS TR. FOR JOHN                       N/A

161. ELENA L. DOVYDENAS TRUST                            N/A

162. LIUDAS DOVYDENAS TR. FOR ELENA                      N/A

163. GND 1936 TRUST FOR KND                              N/A

164. GND 1950 TRUST FOR KND                              N/A

165. GBD TRUST FOR KND                                   N/A

166. GND 1936 TRUST FOR DJD                              N/A

167. GND 1950 TRUST FOR DJD                              N/A

168. GBD TRUST FOR DJD                                   N/A

169. DJD '68 CHAR. TRUST FOR I & C                       N/A

170. DJD '69 CHAR. TRUST FOR I & C                       N/A

171. DJD '68 TRUST FOR A & D                             N/A

172. DJD '69 CHAR. TRUST FOR A & D                       N/A

173. DJD '68 CHAR. TRUST FOR BDC                         N/A

174. DJD '69 CHAR. TRUST FOR BCD                         N/A